EXHIBIT 99.1

Avenir LNG Limited - Private Placement Successfully Completed

Bermuda, 13 November 2018 - Reference is made to the stock exchange release on 1 October 2018 where Stolt-Nielsen Limited, Golar LNG Limited and Höegh LNG Holdings Limited (collectively the 'Sponsors') announced a combined investment commitment of USD 182 million in Avenir LNG Ltd ('Avenir' or the 'Company') and a contemplated subsequent equity raise in the Company (the 'Private Placement'). The investment will be contributed as cash and equity-in-kind and will partly fund the construction of four 7,500cbm small-scale LNG carriers currently under construction at Keppel Singmarine in Nantong, China, two 20,000cbm small-scale LNG carriers on order from Sinopacific Offshore Engineering in Nantong, China and 80% ownership in an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia.

Avenir LNG has the ambition to become the leading provider of small scale LNG for the Power, Bunkering, Trucking and Industrial markets through supplying low-cost LNG using innovative technology and leveraging from its Sponsors' know-how and existing LNG infrastructure.

The Company is pleased to announce that the first step in the capitalisation of Avenir, a Private Placement of 110,000,000 new shares (the 'Offer Shares') at a par price of USD 1.00 per share, which has now been successfully completed at a subscription price of USD 1.00 per share.

This placement was split in two tranches. Tranche A consisted of 99,000,000 new shares that were subscribed for by Stolt-Nielsen Ltd (through Stolt-Nielsen LNG Holdings Ltd.), (49,500,000 Shares), Golar LNG Limited (24,750,000 Shares) and Höegh LNG Holdings Ltd (24,750,000 Shares). This Tranche has closed.

Tranche B consisted of 11,000,000 new shares and was placed with a group of institutional and other professional investors on 8 November. Tranche B will close today, 13 November 2018.

The Company will, once Tranche B is closed, have an issued share capital of USD 110,000,000 divided into 110,000,000 common shares, each with a nominal value of USD 1.00. Stolt-Nielsen LNG Holdings Ltd. will hold 45% of the shares, each of Golar LNG Limited and Höegh LNG Holdings Limited will hold 22.5% while the remainder will be initially held by the subscribers in Tranche B.

The Company's shares will be listed on the N-OTC list with effect from 14 November 2018.

Clarksons Platou Securities AS, Danske Bank Norwegian branch, DNB Markets, a part of DNB Bank ASA, Fearnley Securities AS, Nordea Bank Abp. Filial Norge, Pareto Securities AS, Swedbank Norge, branch of Swedbank AB (Publ.) in cooperation with Kepler Cheuvreux and Skandinaviska Enskilda Banken AB (publ.) (Oslo Branch) acted as managers in the Private Placement.

About Avenir LNG Limited:

Avenir LNG Limited is a Bermuda registered company established for the purpose of developing the small scale global LNG market by sourcing, shipping, storing and distributing LNG to the end customer in areas of stranded demand.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

November 13, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Graham Robjohns

Stuart Buchanan